                                                                    Exhibit 99.2

                            DIRECTORS' COMPENSATION

  Goodyear directors who are not officers or employees of Goodyear or any of its subsidiaries receive, as compensation for their services as a director, $17,500 per calendar quarter. The Presiding Director receives an additional $13,750 per calendar quarter. The chairperson of the Audit Committee receives an additional $3,750 per calendar quarter and the chairpersons of all other committees receive an additional $1,250 per calendar quarter. Any director who attends more than 24 board and committee meetings will receive $1,700 for each additional meeting attended ($1,000 if the meeting is attended by telephone). Travel and lodging expenses incurred in attending board and committee meetings are paid by Goodyear. A director who is also an officer or an employee of Goodyear or any of its subsidiaries does not receive additional compensation for his or her services as a director.

  Directors who are not current or former employees of Goodyear or its subsidiaries participate in the Outside Directors' Equity Participation Plan (the "Directors' Equity Plan"). The Directors' Equity Plan is intended to further align the interests of directors with the interests of shareholders by making part of each director's compensation dependent on the value and appreciation over time of the Common Stock.

  Under the Directors' Equity Plan, on the first business day of each calendar quarter each eligible director who has been a director for the entire preceding calendar quarter will have $17,500 accrued to his or her plan account. On April 14, 2004, individuals who had served as director since October 1, 2003 had an additional $20,000 accrued to their account pursuant to an April 13, 2004 amendment to the Directors' Equity Plan. Amounts accrued are converted into units equivalent in value to shares of Common Stock at the fair market value of the Common Stock on the accrual date. The units will receive dividend equivalents at the same rate as the Common Stock, which dividends will also be converted into units in the same manner. The Directors' Equity Plan also permits each participant to annually elect to have 25%, 50%, 75% or 100% of his or her retainer and meeting fees deferred and converted into share equivalents on substantially the same basis.

  A participating director is entitled to benefits under the Directors' Equity Plan after leaving the Board of Directors unless the Board of Directors elects to deny or reduce benefits. Benefits may not be denied or reduced if, prior to leaving the Board of Directors, the director either (i) attained the age of 70 with at least five years of Board service or (ii) attained the age of 65 with at least ten years of Board service. The units will be converted to a dollar value at the price of the Common Stock on the later of the first business day of the seventh month following the month during which the participant ceases to be a director and the fifth business day of the year next following the year during which the participant ceased to be a director. Such amount will be paid in ten annual installments or, at the discretion of the Compensation Committee, in a lump sum or in fewer than ten installments beginning on the tenth day following the aforesaid conversion from units to a dollar value. Amounts in Plan accounts will earn interest from the date converted to a dollar value until paid at a rate one percent higher than the prevailing yield on United States Treasury securities having a ten-year maturity on the conversion date.

  The units accrued to the accounts of the participating directors under the Directors' Equity Plan at April 2, 2004 are set forth in the "Deferred Share Equivalent Units" column of the Beneficial Ownership of Management table on page 11.

  Goodyear also sponsors a Directors' Charitable Award Program funded by life insurance policies owned by Goodyear on the lives of pairs of directors. Goodyear donates $1 million per director to one or more qualifying charitable organizations recommended by the paired directors after both of the paired directors are deceased. Assuming current tax laws remain in effect, Goodyear will recover the cost of the program over time with the proceeds of the insurance policies purchased. Directors derive no financial benefit from the program.

                         EXECUTIVE OFFICER COMPENSATION

SUMMARY OF COMPENSATION

  The table below sets forth information regarding the compensation of the Chief Executive Officer of Goodyear and the persons who were, at December 31, 2003, the other four most highly compensated executive officers of Goodyear (the "Named Officers") for services in all capacities to Goodyear and its subsidiaries during 2003, 2002 and 2001.

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG TERM COMPENSATION
                                                                                  -----------------------------------
                                                                                          AWARDS             PAYOUTS
                                                 ANNUAL COMPENSATION              -----------------------   ---------
                                      -----------------------------------------                SECURITIES
                                                                        OTHER                  UNDERLYING   LONG TERM      ALL
                                                                       ANNUAL                   OPTIONS/    INCENTIVE     OTHER
                                                                       COMPEN-    RESTRICTED      SARS        PLAN       COMPEN-
                                                            BONUS      SATION       STOCK       (NUMBER      PAYOUTS     SATION
                                               SALARY     (DOLLARS)   (DOLLARS)    AWARD(S)        OF       (DOLLARS)   (DOLLARS)
NAME AND PRINCIPAL POSITION           YEAR   (DOLLARS)       (1)         (2)      (DOLLARS)     SHARES)        (3)         (4)
---------------------------           ----   ----------   ---------   ---------   ----------   ----------   ---------   ---------
ROBERT J. KEEGAN                      2003   $1,000,000   $509,200     $ 8,256       -0-        200,000        -0-       $   -0-
  Chairman of the Board,              2002      840,000        -0-       8,250       -0-        140,000        -0-         5,100
  Chief Executive Officer             2001      826,667    566,724      81,686       -0-         90,000        -0-         5,100
  and President (5)

C. THOMAS HARVIE                      2003      415,000    175,000       8,250       -0-         42,700        -0-           -0-
  Senior Vice President, General      2002      415,000    102,537       8,250       -0-         32,000        -0-         6,655
  Counsel and Secretary               2001      410,000    271,408         620       -0-         32,000        -0-        16,208

CHRISTOPHER W. CLARK                  2003      310,083    256,888       2,000       -0-         26,000        -0-           -0-
  Senior Vice President,              2002      295,000    171,000          --       -0-         18,000        -0-         5,100
  Global Sourcing (6)                 2001      286,667    207,518       1,500       -0-         18,000        -0-         5,100

ROBERT W. TIEKEN                      2003      465,000     84,000       8,256       -0-         45,000        -0-           -0-
  Executive Vice President and        2002      465,000     82,500       8,250       -0-         40,000        -0-         6,889
  Chief Financial Officer             2001      460,000    283,635         -0-       -0-         40,000        -0-        15,404

JARRO F. KAPLAN                       2003      281,667    252,666         -0-       -0-         26,000        -0-        12,000
  President, Eastern Europe,          2002      270,000    255,000         -0-       -0-         17,000        -0-        12,000
  Africa and Middle East Region (7)   2001      238,009     78,575         -0-       -0-         15,000        -0-        12,000

NOTES TO SUMMARY COMPENSATION TABLE:
   (1) Amounts awarded under the Performance Recognition Plan. In respect of 2001, the amounts indicated also include amounts awarded in cash and shares of Common Stock to Messrs. Keegan and Tieken pursuant to one year performance awards under the 1997 Plan. The payment of all of the award to Mr. Keegan in respect of 2001, was deferred pursuant to the Deferred Compensation Plan for Executives. Additional information regarding the amounts awarded to the Named Officers and other executive officers under the Performance Recognition Plan for 2003 is contained in the Compensation Committee Report On Executive Compensation beginning at page 20.

   (2) Amounts shown represent the cost to Goodyear of tax and financial planning assistance provided to the Named Officers by third parties, and moving expenses of $75,311 paid to Mr. Keegan in 2001.

   (3) No payouts were earned in 2003, 2002 or 2001 pursuant to performance equity grants under the 1997 Plan for performance periods ended December 31, 2003, 2002 or 2001, except as reported at Note 1 above.

   (4) All Other Compensation for individuals other than Mr. Kaplan consists of:

       (a) for 2002 (i) the value of deferred Common Stock equivalent units accrued as dividend equivalents during 2002 in respect of units awarded and deferred in February of 2001, 2000, 1999, 1998 and 1997, and (ii) $5,100 of matching contributions under Goodyear's Savings Plan.

       (b) for 2001 (i) the value of deferred Common Stock equivalent units accrued as dividend equivalents during 2001 in respect of units awarded and deferred in February of 2000, 1999, 1998 and 1997, and
           (ii) $5,100 of matching contributions under Goodyear's Savings Plan.

      Mr. Kaplan received foreign service premium payments of $12,000 in each of 2003, 2002 and 2001. Mr. Kaplan did not receive matching contributions under Goodyear's Savings Plan in 2003, 2002 or 2001.

   (5) Mr. Keegan became a Goodyear employee on October 1, 2000 and served as President and Chief Operating Officer from October 3, 2000 until he was elected the President and Chief Executive Officer effective January 1, 2003. Mr. Keegan became Chairman of the Board effective June 30, 2003.

   (6) Mr. Clark has served as Senior Vice President, Global Sourcing since November 3, 2003. He served as President, Latin America Region, from August 1, 2002 to November 2, 2003.

   (7) Mr. Kaplan has served as President, Eastern Europe, Africa and Middle East Region since May 7, 2001. He served as Managing Director of Deutsche Goodyear from 1999 until May 6, 2001.

OPTION/SAR GRANTS IN 2003

  The table below shows all grants of stock options and SARs during 2003 to the Named Officers. Ordinarily, Stock Options and SARs are granted annually in December of each year.

                           OPTION/SAR GRANTS IN 2003

                                               INDIVIDUAL GRANTS
                        ----------------------------------------------------------------     POTENTIAL REALIZABLE VALUE
                        NUMBER OF SECURITIES    % OF TOTAL                                   AT ASSUMED ANNUAL RATES OF
                             UNDERLYING          OPTIONS/       EXERCISE                    STOCK PRICE APPRECIATION FOR
                            OPTIONS/SARS           SARS            OR                               OPTION TERM
                              GRANTED           GRANTED TO     BASE PRICE                         (DOLLARS)(3)(4)
                             (NUMBER OF         EMPLOYEES     (DOLLARS PER    EXPIRATION    ----------------------------
NAME                         SHARES)(1)          IN 2003       SHARE)(2)         DATE           5%              10%
----                    --------------------    ----------    ------------    ----------    -----------    -------------
Robert J. Keegan              200,000              5.2%          $6.81         12-02-13      $856,000       $2,170,000
C. Thomas Harvie               42,700              1.1            6.81         12-02-13       182,756          463,295
Christopher W. Clark           26,000               .7            6.81         12-02-13       111,280          282,100
Robert W. Tieken               45,000              1.2            6.81         12-02-13       192,600          488,250
Jarro F. Kaplan                26,000               .7            6.81         12-02-13       111,280          282,100

NOTES TO OPTION/SAR GRANTS TABLE:
   (1) On December 3, 2003, stock options in respect of an aggregate of 3,850,350 shares of Common Stock were granted to 842 persons, including the Named Officers. All shares are the subject of non-qualified stock options. Each stock option will become exercisable in respect of 25% of the shares covered thereby on each of the first four anniversaries of the grant date. Each unexercised stock option terminates automatically if the optionee ceases to be an employee of Goodyear or one of its subsidiaries for any reason, except that (a) upon retirement or disability of the optionee more than six months after the grant date, the stock option will become immediately exercisable and remain exercisable until its expiration date, and (b) in the event of the death of the optionee more than six months after the grant thereof, each stock option will become exercisable and remain exercisable for up to three years after the date of death of the optionee. Each option also includes the right to the automatic grant of a new option (a "reinvestment option") for that number of shares tendered in the exercise of the original stock option. The reinvestment option will be granted on, and will have an exercise price equal to the fair market value of the Common Stock on, the date of the exercise of the original stock option and will be subject to the same terms and conditions as the original stock option except for the exercise price and the reinvestment option feature.

   (2) The exercise price of each stock option is equal to 100% of the per share fair market value of the Common Stock on the date granted. The option exercise price and/or withholding tax obligations may be paid by delivery of shares of Common Stock valued at the market value on the date of exercise.

   (3) The dollar amounts shown reflect calculations at the 5% and 10% rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, of the price of the Common Stock. No economic benefit to the optionees is possible without an increase in price of the Common Stock, which will benefit all shareholders commensurately.

   (4) In order to realize the potential values set forth in the 5% and 10% columns of the Table, the per share price of the Common Stock would be $11.09 and $17.66, respectively.

OPTION/SAR 2003 EXERCISES AND YEAR-END VALUES

  The table below sets forth certain information regarding option and SAR exercises during 2003, and the value of options/SARs held at December 31, 2003, by the Named Officers.

                  AGGREGATED OPTION/SAR EXERCISES IN 2003 AND
                      DECEMBER 31, 2003 OPTION/SAR VALUES

                                                               NUMBER OF SECURITIES
                                                                    UNDERLYING
                                                                    UNEXERCISED              VALUE OF UNEXERCISED
                                    SHARES                        OPTIONS/SARS AT          IN-THE-MONEY OPTIONS/SARS
                                   ACQUIRED                      DECEMBER 31, 2003           AT DECEMBER 31, 2003
                                  ON EXERCISE     VALUE         (NUMBER OF SHARES)               (DOLLARS)(1)
                                  (NUMBER OF    REALIZED    ---------------------------   ---------------------------
NAME                                SHARES)     (DOLLARS)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                              -----------   ---------   -----------   -------------   -----------   -------------
Robert J. Keegan................      -0-          -0-        327,500        432,500          $0          $210,000
C. Thomas Harvie................      -0-          -0-        140,750         90,950           0            44,835
Christopher W. Clark............      -0-          -0-         80,852         53,500           0            27,300
Robert W. Tieken................      -0-          -0-        184,250        103,750           0            47,250
Jarro F. Kaplan.................      -0-          -0-         72,490         48,800           0            27,300

NOTE TO OPTION/SAR EXERCISES AND YEAR-END VALUES TABLE:

   (1) Determined using $7.86 per share, the closing price of the Common Stock on December 31, 2003, as reported on the New York Stock Exchange Composite Transactions tape.

LONG TERM INCENTIVE AWARDS

  The 2002 Performance Plan of the Company (the "2002 Plan") empowers the Compensation Committee to make grants and awards from time to time until April 15, 2005. Such grants and awards may be incentive or non-qualified stock options, stock appreciation rights, restricted stock grants, performance grants, any other stock-based grants and awards authorized by the Committee, or any combination of any or all of such grants and awards, whether in tandem with each other or otherwise, to officers and other key employees of the Company and its subsidiaries.

  During 2003, the Company did not make any long term grants or awards to any Named Officer. Accordingly, the long term incentive plan awards table is omitted.

OTHER COMPENSATION PLAN INFORMATION

STOCK OPTIONS AND SARS

  At May 10, 2004, stock options (including, in the case of certain options, tandem SARs) in respect of 22,412,744 shares were outstanding under the 2002, 1997 and 1989 Plans having a weighted average exercise price of $28.11.

PERFORMANCE RECOGNITION PLAN

  Approximately 768 key employees, including all executive officers of Goodyear, will participate in the Performance Recognition Plan of Goodyear (the "Performance Plan") for plan year 2004. On December 1, 2003, the Committee selected the participants, established their respective target bonuses, and approved the performance criteria and goals. Awards in respect of plan year 2004 will be made in 2005 based on each participant's level of achievement of his or her goals, the Chief Executive Officer's (or, in the case of participants who are not officers, other officers' of Goodyear) evaluation of the extent of the participant's contribution to Goodyear, and the Committee's determination of the amount available for payment to the relevant group of participants. Awards, if any, will be paid (except to the extent deferred by the Committee) in cash. Target bonuses under the Performance Plan have been established for calendar year 2004 as follows: Mr. Keegan, $1,300,000; Mr. Harvie, $280,000; Mr. Clark, $220,000; Mr. Tieken, $330,000; Mr. Kaplan, $190,000, and all participants (768 persons) as a group, $26,167,067.

EXECUTIVE PERFORMANCE PLAN

  On December 1, 2003, the Compensation Committee established the Executive Performance Plan. The purpose of the plan is to provide long-term incentive compensation opportunities to attract, retain and reward key personnel and to motivate key personnel to achieve business objectives. Upon the attainment of performance goals established by the Committee, participants will be eligible to receive a cash award at the end of the performance period subject to adjustment and approval by the Committee. No grants were issued under this plan as of January 1, 2004.

SAVINGS PLAN

  Goodyear sponsors the Employee Savings Plan for Salaried Employees (the "Savings Plan"). An eligible employee, including officers, may contribute 1% to 50% of his or her compensation to the Savings Plan, subject to an annual contribution ceiling ($13,000 in 2004). Savings Plan participants who are age 50 or older and contributing at the maximum plan limits or at the annual contribution ceiling are entitled to make "catch-up" contributions annually up to a specified amount ($3,000 in 2004). Contributions to the Savings Plan are not included in the current taxable income of the employee pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. Employee contributions are invested, at the direction of the participant, in any one or more of the nine available funds and/or in mutual funds under a self directed account.

  Prior to January 1, 2003, Goodyear matched at a 50% rate each dollar contributed by a participating employee up to a maximum of the lesser of (i) 6% of the participant's annual compensation or (ii) legally imposed limits. Goodyear contributions are invested by the Savings Plan trustee in shares of Common Stock. Goodyear suspended the matching program effective January 1, 2003. Participants with three years of service or who have attained age 52 may transfer all or any whole percentage of their employer match funds from the Goodyear Stock Fund to any one or more of the other investment alternatives.

SEVERANCE PLAN

  The Goodyear Employee Severance Plan (the "Severance Plan"), adopted on February 14, 1989, provides that, if a full-time salaried employee of Goodyear or any of the domestic subsidiaries (who participates in the Salaried Pension
Plan) with at least one year of service is involuntarily terminated (as defined in the Severance Plan) within two years following a change in control, the employee is entitled to severance pay, either in a lump sum or, at the employee's election, on a regular salary payroll interval basis.

  The severance pay will equal the sum of (a) two weeks' pay for each full year of service with Goodyear and its subsidiaries and (b) one month's pay for each $12,000 of total annual compensation (the base salary rate in effect at the date of termination, plus all incentive compensation received during the twelve months prior to his or her separation). Severance pay may not exceed two times the employee's total annual compensation.

  In addition, medical benefits and basic life insurance coverage will be provided to each employee on the same basis as in effect prior to his or her separation for a period of weeks equal to the number of weeks of severance pay. A change in control is deemed to occur upon the acquisition of 35% or more of the Common Stock by any "acquiring person" or any change in the composition of the Board of Directors of Goodyear with the effect that a majority of the directors are not "continuing directors."

  If the Named Officers had been involuntarily terminated as of December 31, 2003 (following a change in control), the amount of severance pay due would have been: Mr. Keegan $2,000,000; Mr. Harvie, $965,000; Mr. Clark $1,012,000; Mr.
Tieken, $1,095,000; and Mr. Kaplan $1,080,000.

  The Company also follows general guidelines for providing severance benefits to executive officers of the Company whose employment terminates prior to retirement, and under appropriate circumstances. Executive officers eligible for such benefits typically receive a separation allowance based on individual circumstances, including length of service, in an amount generally equivalent to 6 to 18 months of base salary plus an amount based on the individual's target bonus then in effect over an equivalent period. The separation allowance may be paid in a single lump sum or in installments. The Company may also provide limited outplacement and personal financial planning services to eligible executive officers following their termination.

DEFERRED COMPENSATION PLAN

  Goodyear's Deferred Compensation Plan for Executives provides that an eligible employee may elect to defer all or a portion of his or her Performance Plan award and/or annual salary by making a timely deferral election. Several deferral period options are available. All amounts deferred earn amounts equivalent to the returns on one or more of five reference investment funds, as selected by the participant. The plan was amended in 2002 to eliminate a provision that required the automatic deferral of any cash compensation earned which, if paid as and when due, would not be deductible by Goodyear for federal income tax purposes by reason of Section 162(m) of the Code.

RETIREMENT BENEFITS

  Goodyear maintains a Salaried Pension Plan (the "Pension Plan"), a defined benefit plan qualified under the Code, in which many salaried employees, including most executive officers, participate. The Pension Plan permits any eligible employee to make monthly optional contributions up to a maximum 2004 contribution of $3,660.50. The Code limits the maximum amount of earnings that may be used in calculating benefits under the Pension Plan, which limit is $205,000 for 2004. The Pension Plan provides benefits to participants who have at least five years of service upon any termination of employment.

  Goodyear also maintains a Supplementary Pension Plan (the "Supplementary Plan"), a non-qualified, unfunded plan which provides additional retirement benefits to certain officers and other key employees. The Supplementary Plan provides pension benefits to participants who have at least 30 years of service or have ten years of service and are age 55 or older.

  Under the Pension Plan and the Supplementary Plan (the "Pension Plans"), benefits payable to a participant who retires between ages 55 and 65 are subject to a reduction for each full year of retirement before age 65. Participants may elect a lump sum payment of benefits under the Pension Plans, subject to the approval of the

Compensation Committee in respect of benefits under the Supplementary Plan.

  The table below shows estimated annual benefits payable at selected earnings levels under the Pension Plans assuming retirement on July 1, 2004 at age 65 after selected periods of service.

  The pension benefit amounts shown include the maximum benefits obtainable and assume payments are made on a five year certain and life annuity basis and are not subject to any deduction for social security or any other offsets. Pension benefits are based on the retiree's highest average annual earnings, consisting of salary and cash payments under the Performance Recognition Plan, for any five calendar years out of the ten years immediately preceding his or her retirement (assuming full participation in the contributory feature of the Pension Plan).

  Earnings covered by the Pension Plans are substantially equivalent to the sum of the amounts set forth under the "Salary" and "Bonus" columns of the Summary Compensation Table on page 13. The years of credited service under the Pension Plans for the Named Officers are: Mr. Keegan, 32 years (Supplementary Plan only); Mr. Harvie, 8 years; Mr. Clark, 30 years; Mr. Tieken, 9 years, and Mr. Kaplan 34 years.

                               PENSION PLAN TABLE

5 YEAR AVERAGE   ESTIMATED ANNUAL BENEFITS UPON RETIREMENT AT JULY 1, 2004, FOR YEARS OF SERVICE INDICATED.
    ANNUAL       -------------------------------------------------------------------------------------------
 REMUNERATION    10 YEARS    15 YEARS     25 YEARS      30 YEARS      35 YEARS      40 YEARS      45 YEARS
--------------   ---------   ---------   -----------   -----------   -----------   -----------   -----------
  $  250,000     $ 50,064    $ 68,625    $   99,049    $  111,190    $  118,264    $  124,853    $  131,423
     500,000      105,064     143,625       206,549       231,190       245,764       259,853       273,923
     750,000      160,064     218,625       314,049       351,190       373,264       394,853       416,423
   1,000,000      215,064     293,625       421,549       471,190       500,764       529,853       558,923
   1,250,000      270,064     368,625       529,049       591,190       628,264       664,853       701,423
   1,500,000      325,064     443,625       636,549       711,190       755,764       799,853       843,923
   1,750,000      380,064     518,625       744,049       831,190       883,264       934,853       986,423
   2,000,000      435,064     593,625       851,549       951,190     1,010,764     1,069,853     1,128,923
   2,500,000      545,064     743,625     1,066,549     1,191,190     1,265,764     1,339,853     1,413,923

EMPLOYMENT AGREEMENT

  Mr. Keegan and Goodyear entered into an agreement, dated September 11, 2000, which provided, among other things, for the employment of Mr. Keegan as President and Chief Operating Officer.

  Under the agreement, Mr. Keegan received an initial base salary of $800,000 per year and a bonus for 2000 of $432,000. The agreement also provided an annual bonus target of $640,000 for 2001. In accordance with the agreement and determinations of the Compensation Committee, Mr. Keegan was also granted a stock option for 250,000 shares of Common Stock on October 3, 2000, at an $18.25 per share exercise price. The agreement also set forth the Company's expectation with respect to grants to be made under Goodyear's long-term incentive program. The agreement stated that the target amount of stock option grants for Mr. Keegan's position was 140,000 shares. The agreement noted that this amount was subject to reduction if the Company adopted an additional component to the program.

  As contemplated by the agreement, on December 4, 2000, Mr. Keegan was granted stock options for 80,000 shares of Common Stock at an exercise price of $17.68 per share and on December 5, 2000 he was awarded performance unit grants for 12,000 units for the performance period ending December 31, 2001, for 24,000 units for the performance period ending December 31, 2002, and for 36,000 units for the performance period ending December 31, 2003.

  In accordance with the agreement and under the 1997 Plan, Mr. Keegan entered into a Restricted Stock Purchase Agreement dated October 3, 2000, pursuant to which he purchased 50,000 shares of the Common Stock for $.01 per share, which shares could not be transferred by Mr. Keegan prior to October 3, 2002 and were subject to a repurchase option whereby Goodyear could have repurchased all or a portion of such shares at $.01 per share through October 3, 2002 if Mr. Keegan ceased to be employed by Goodyear for any reason (other than his death or disability) prior to October 3, 2002. On October 3, 2002 Goodyear's conditional repurchase option expired and all other restrictions on transfer lapsed.

  Mr. Keegan will also receive a total pension benefit equal to what he would have earned under the Pension Plans if his service with Goodyear were equal to the total of his service with Goodyear and Eastman Kodak Company. Mr. Keegan also received a $10,000 relocation allowance. He also receives the same non-salary benefits generally made available to Goodyear executive officers.

  Mr. Keegan's agreement was supplemented on February 3, 2004 to provide for the payment of severance compensation to Mr. Keegan upon the termination of his employment with Goodyear under the circumstances outlined in the supplemental agreement. If paid, the severance compensation would consist of (i) two times the sum of Mr. Keegan's annual base salary and target bonus then in effect, plus
(ii) the pro rata portion of Mr. Keegan's target bonus for the then current fiscal year. In the event that severance compensation is paid to Mr. Keegan under the agreement, the agreement restricts Mr. Keegan from participating in any business that competes with Goodyear for a period of two years. The term of the supplemental agreement is from February 3, 2004 to February 28, 2009. If Mr. Keegan's employment was terminated as of December 31, 2003 and the supplemental agreement was in effect at that time, the amount of severance due Mr. Keegan would have been $4,000,000. This amount would not be payable if Mr. Keegan received benefits under previously described Severance Plan.

CONSULTING AGREEMENT

  Mr. Samir G. Gibara and Goodyear entered into an agreement, dated February 4, 2003, which provided for the retention of Mr. Gibara as a consultant to Goodyear from January 1, 2003 through December 31, 2003. Under the agreement, Mr. Gibara provided assistance and advice to Goodyear and received $180,000 paid in equal monthly installments. The payments under the consulting agreement were in addition to any fees Mr. Gibara received as a non-employee director. Mr. Gibara previously served as Goodyear's Chief Executive Officer from January 1, 1996 to December 31, 2002 and as its Chairman of the Board of Directors from July 1, 1996 to June 30, 2003.

OTHER MATTERS

  During 2003, Goodyear and its subsidiaries in the ordinary course of their business and at competitive prices and terms made sales to or purchases from, or engaged in other transactions with, corporations of which certain Goodyear non-employee directors are executive officers and/or directors. Goodyear does not consider the transactions to be material to its business and believes such transactions were not material in relation to the business of such other corporations or the interests of the directors concerned.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE POLICIES AND PRACTICES

  The Board of Directors of Goodyear (the "Board") has delegated to the Compensation Committee of the Board (the "Committee") primary responsibility for establishing and administering the compensation programs of Goodyear for its executive officers and other key personnel. In performing its duties, the Committee meets with the Chief Executive Officer to review compensation policy and specific levels of compensation paid to the executive officers and other key personnel, administers Goodyear's plans for its executive officers and certain other key personnel and reports and makes recommendations to the Board regarding executive compensation policies and programs.

  The Committee annually reviews Goodyear's executive compensation practices to determine whether Goodyear's executive compensation practices (a) enable Goodyear to attract and retain qualified and experienced executive officers and other key personnel, (b) will motivate executive officers and other key personnel to attain appropriate short term and long term performance goals and to manage Goodyear for sustained long term growth, and (c) align the interests of executive officers and other key personnel with the interests of the shareholders.

  Goodyear provides compensation in the form of: (1) competitive salaries; (2) annual cash bonuses based on performance measured against specific goals; and
(3) long term compensation in the form of Common Stock of Goodyear and/or cash pursuant to performance unit grants with multi-year performance periods and stock options granted at the fair market value of the Common Stock on the date of grant.

  Executive compensation programs are designed so that a substantial percentage of each executive officer's compensation is dependent upon corporate performance and appreciation in the value of Common Stock.

  In addition, the Committee desires to encourage ownership of Common Stock by executive officers by providing forms of performance-based incentive compensation that give executive officers the opportunity to acquire shares of Common Stock. In furtherance of this objective, the Chief Executive Officer reviews ownership levels among the executive officers and reports them to the Committee.

  Section 162(m) of the Internal Revenue Code (the "Code") provides that compensation paid to a public company's chief executive officer and its four other highest paid executive officers in excess of $1 million is not deductible unless such compensation is paid only upon the achievement of objective performance goals where certain procedural requirements have been satisfied. Alternatively, such compensation may be deferred until the executive officer is no longer a covered person under Section 162(m) of the Code. The Committee does not mandate the automatic deferral of compensation of any cash compensation earned which, if paid as and when due, would not be deductible by Goodyear for federal income tax purposes by reason of Section 162(m) of the Code. In 2003, no executive officer was paid in excess of $1 million.

COMPENSATION OF EXECUTIVE OFFICERS

  SALARIES AND ANNUAL BONUS. The Committee met with the Chief Executive Officer to receive his recommendations regarding 2003 adjustments to the salary and annual bonus guidelines for each executive officer. The guidelines for each position were based primarily on market data from two generally available surveys (one of more than 400 companies and the other of more than 700 companies) and one independent 2002 survey (46 companies with median sales of $23.8 billion) of the salary and annual bonus practices of other companies. The Committee generally establishes salary and annual performance bonus guidelines at levels that approximate the median (the 50th percentile), determined utilizing regression analysis based on revenues, of such kinds of compensation paid by the surveyed companies. In addition to the individual position data surveys, three other general surveys indicating past, present and projected salary and bonus structures and annual increases for executive positions were reviewed.

  The Committee also considered the Chief Executive Officer's recommendations, which were based in substantial part on the aforesaid guidelines as well as on certain subjective factors, including his evaluation of the performance of each executive officer, Goodyear's recent performance and general economic and competitive conditions.

  As a result, the Committee did not grant salary merit increases to any executive officer in 2003. However, salary adjustments were granted to a small group of executive officers whose salaries were substantially below the guideline for their position. In addition, salary increases were awarded in 2003 to certain executive officers that moved to positions with significant increases in responsibility. In cases where the promoted officer's salary was substantially below the guideline for the officer's new position, salary increases were implemented in two stages, the first increase occurring at the time of the promotion and the second at a later date.

  In 2003, salaries of the executive officers named in the Summary Compensation Table (the "Named Officers") were an average of 13.9% lower than the median indicated by the guidelines and 8.2% higher than in

2002. The aggregate salaries paid to all executive officers during 2003 were 8.5% higher than in 2002. Salaries in 2003 averaged approximately 66% of total annual cash compensation paid to the Named Officers and 72% of total annual cash compensation paid to all executive officers.

  The Performance Recognition Plan for 2003 was approved by the Committee at its meeting on December 3, 2002. Pursuant to the Plan and based on the recommendations of the Chief Executive Officer, in December 2002 the Committee reviewed and adopted performance goals for plan year 2003 and established the target amount of the annual performance bonus for each executive officer. The goals for funding the 2003 payment pool were based 50% on Cash Flow targets and 50% on earnings before interest and taxes ("EBIT") targets for Goodyear and its business units. Funding of the payment pool could have ranged from zero to 200% of the target amounts depending on the Cash Flow and EBIT performance levels achieved. Target amounts were based on 100% of the payment pool, and payouts could be earned up to 200% of the portion of the target amount based on Cash Flow goals and 200% of the portion of the target amount based on EBIT goals.

  Payments to the individual participants from the payment pool could have ranged from zero to an amount significantly higher than the target amount depending on their individual performance. The target annual incentive compensation levels of all executive officers for 2003 (assuming payout at 100% of the target amount) were established to represent approximately 40% of total 2003 annual cash (salary and bonus) compensation, which was substantially the same proportion as the median level established by the aforesaid surveys.

  Payments made to participants in the Company's various business units were based primarily on the financial performance of each respective business. Although the Company's North American Tire business did not meet the EBIT and Cash Flow goals set for it, the Committee determined that as a result of the effort of the business to implement its turnaround plan, it was appropriate to designate a payout pool of 25% of the target for the North American Tire business.

  The Named Officers have been awarded payouts at an average of 64% of their target amount. Accordingly, the Performance Recognition Plan payments represented an average of approximately 34% of annual cash compensation for the Named Officers and 28% of the 2003 annual cash compensation of all executive officers.

  LONG TERM COMPENSATION. A significant portion of the total compensation package of each executive officer is contingent upon the performance of Goodyear. Long term performance-based compensation is designed to represent approximately 50% of the total annual compensation of each executive officer if target payouts are achieved.

  Long term compensation generally includes stock options and performance grants which measure performance over a three year period based on Goodyear's total shareholder return and return on invested capital. Performance grants are designed to comprise approximately 50% of target long term compensation.

  Performance unit grants were granted under the 2002 Plan on December 3, 2002 for the three year performance period ending December 31, 2005. Each unit is equivalent in value to one share of Common Stock. The performance criteria for the performance period is based 50% on Goodyear's total shareholder return during the period relative to a peer group, namely the firms (other than Goodyear) comprising the S&P Auto and Component Industry Index, and 50% on Goodyear's average annual return on invested capital during the performance period.

  No payouts were made in respect of the performance grants for the three year performance period ended December 31, 2003.

  The Committee annually grants stock options to officers and other key employees of Goodyear. The Committee believes that annual grants of stock options provide additional long term incentives to improve future Company performance. All options are granted at a per share exercise price equal to the market value of the Common Stock on the date of grant.

  The Committee is provided survey information regarding the option granting practices of other manufacturing companies of similar size in order to determine if Goodyear's grants are competitive. The Committee believes that ordinarily options should be granted once each year and that, under ordinary circumstances, each year each executive officer should be granted options in respect of shares having approximately the same dollar value, determined using the Black-Scholes methodology applied in respect of the same surveys used to establish the salary and annual bonus guidelines, subject to variation to reflect changes in the responsibility or performance of the executive officer or changes in the performance or circumstances of Goodyear.

  Within the guideline ranges established using the surveys, the size of individual stock option grants were determined primarily on the basis of the responsibilities of each executive officer. Recent Company perform-ance, prior grants and the prior performance of the executive officer were also considered in determining the size of the grant.

  On December 3, 2003, stock options in respect of 3,850,350 shares of Common Stock were granted pursuant to the 2002 Performance Plan at an exercise price of $6.81 per share (the fair market value of the Common Stock on that day) to 842 executive officers and key employees, which options expire on December 2, 2013.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

  Mr. Keegan was elected Chief Executive Officer effective as of January 1, 2003 and Chairman of the Board effective as of July 1, 2003. The Committee reviewed Mr. Keegan's compensation in the same manner as described above for the other executive officers. In light of Mr. Keegan's promotion and substantially increased responsibilities, the Committee increased his salary effective January 1, 2003 to an annual rate of $1,000,000.

  Pursuant to the Performance Recognition Plan for 2003, the Committee established a target bonus of $1,000,000 for Mr. Keegan, the payout of which was subject to adjustment by the Committee from zero to up to $2,000,000 depending on the extent to which Mr. Keegan achieved the goals assigned to him. For total company participants, including Mr. Keegan, potential payouts under the Plan are calculated based on the attainment of company-wide EBIT and Cash Flow goals. Although the 2003 company-wide EBIT goal was not met, cash flow slightly exceeded the 2003 company-wide Cash Flow target. As a result of exceeding the Cash Flow target, 50.92% of the target bonus for total company participants, including Mr. Keegan, was available for the payment of awards under the Plan. In determining the award to be made to Mr. Keegan, the Committee considered several factors, including: the continued strengthening of the operating performance of each of the Company's businesses other than the North American Tire business; the implementation and execution of the Company's financing strategy; and the progress made in the turnaround of the North American Tire business, including the consummation of a new labor agreement with the United Steelworkers of America, significant improvement in relations with the Company's dealer network and improvement in the North American commercial truck tire business. The Committee also noted that, upon his request, the Committee made no award under the Plan to Mr. Keegan for 2002. As a result of these factors, the Committee made an award to Mr. Keegan of $509,200 under the Plan in respect of 2003. This award represents 50.92% of Mr. Keegan's target bonus for 2003.

  Applying the same guidelines and performance measures and goals used in respect of other executive officers, on December 3, 2002, performance unit grants were made to Mr. Keegan for the three year performance period ending December 31, 2005 for 60,000 units. Each unit is equivalent in value to one share of Common Stock.

  Mr. Keegan was granted stock options based on the same guidelines applied by the Committee in respect of the stock option grants to the other executive officers. On December 3, 2002, he was granted stock options in respect of 140,000 shares of Common Stock in respect of 2003. He was granted stock options in respect of 200,000 shares of Common Stock in respect of 2004 on December 3, 2003.

May 18, 2004

                           THE COMPENSATION COMMITTEE

                            John G. Breen, Chairman
                James C. Boland             Gary D. Forsee
                William J. Hudson, Jr.      James M. Zimmerman

                               PERFORMANCE GRAPH

  The graph below compares the cumulative total shareholder returns of Goodyear Common Stock, the Standard & Poor's 500 Composite Stock Index (the "S&P 500") and the Dow Jones Auto Parts Index (the "Dow Auto Parts") at each December 31 during the period beginning December 31, 1998 and ending December 31, 2003. The graph assumes the investment of $100 on December 31, 1998 in Goodyear Common Stock, in the S&P 500 and in the Dow Auto Parts. Total shareholder return was calculated on the basis that in each case all dividends were reinvested.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
               GOODYEAR COMMON STOCK, S&P 500 AND DOW AUTO PARTS
                                     GRAPH

             December 31,                    1998           1999           2000           2001           2002           2003
  GOODYEAR COMMON STOCK                     100.00          57.00          49.28          53.21          15.77         18.20
  S&P 500                                   100.00         121.04         110.02          96.95          75.52         97.18
  DOW AUTO PARTS                            100.00         102.59          74.91          97.99          88.36        125.66